B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2021
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Gold revenue	$362,990	$441,939	$725,292	$822,237

Cost of sales
Production costs	(132,293)	(96,987)	(243,925)	(188,543)
Depreciation and depletion	(77,809)	(75,582)	(144,536)	(146,194)
Royalties and production taxes	(24,671)	(31,234)	(51,197)	(56,965)
Total cost of sales	(234,773)	(203,803)	(439,658)	(391,702)

Gross profit	128,217	238,136	285,634	430,535

General and administrative	(10,518)	(8,062)	(20,616)	(18,250)
Share-based payments (Note 9)	(8,673)	(7,440)	(9,839)	(11,087)
Community relations	(733)	(492)	(1,314)	(4,226)
Foreign exchange losses	(4,534)	(3,101)	(1,040)	(4,333)
Share of net income (loss) of associate	4,281	(3,765)	9,347	2,635
Other	547	(3,855)	(3,409)	(4,428)
Operating income	108,587	211,421	258,763	390,846

Interest and financing expense	(3,049)	(5,051)	(5,945)	(9,568)
Gains (losses) on derivative instruments	9,491	3,430	17,540	(11,412)
Other	454	1,108	116	929
Income from operations before taxes	115,483	210,908	270,474	370,795

Current income tax, withholding and other taxes (Note 13)	(50,470)	(82,229)	(91,596)	(145,699)
Deferred income tax recovery (expense) (Note 13)	8,969	9,282	(6,064)	(4,127)
Net income for the period	$73,982	$137,961	$172,814	$220,969

Attributable to:
Shareholders of the Company	$68,457	$124,446	$160,012	$196,733
Non-controlling interests (Note 10)	5,525	13,515	12,802	24,236
Net income for the period	$73,982	$137,961	$172,814	$220,969

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.07	$0.12	$0.15	$0.19
Diluted	$0.06	$0.12	$0.15	$0.19

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	1,053,054	1,040,661	1,052,303	1,037,847
Diluted	1,063,900	1,058,388	1,063,542	1,053,696
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Net income for the period	$73,982	$137,961	$172,814	$220,969

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Unrealized gain (loss) on investments	1,421	1,276	(639)	525
Other comprehensive income (loss) for the period	1,421	1,276	(639)	525
Total comprehensive income for the period	$75,403	$139,237	$172,175	$221,494

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$1,421	$1,276	$(639)	$525
Non-controlling interests	—	—	—	—
	$1,421	$1,276	$(639)	$525

Total comprehensive income attributable to:
Shareholders of the Company	$69,878	$125,722	$159,373	$197,258
Non-controlling interests	5,525	13,515	12,802	24,236
	$75,403	$139,237	$172,175	$221,494

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Operating activities
Net income for the period	$73,982	$137,961	$172,814	$220,969
Mine restoration provisions settled	—	(19)	—	(208)
Non-cash charges, net (Note 14)	67,847	74,891	143,046	179,420
Changes in non-cash working capital (Note 14)	(146,112)	28,558	(170,978)	60,301
Changes in long-term value added tax receivables	(4,033)	(3,302)	(7,344)	(6,180)
Cash (used) provided by operating activities	(8,316)	238,089	137,538	454,302

Financing activities
Revolving credit facility drawdowns (Note 8)	—	250,000	—	250,000
Repayment of revolving credit facility (Note 8)	—	—	—	(25,000)
Repayment of equipment loan facilities (Note 8)	(7,343)	(4,937)	(14,570)	(15,733)
Interest and commitment fees paid	(822)	(4,128)	(1,733)	(7,904)
Cash proceeds from stock option exercises (Note 9)	1,082	11,121	1,834	27,465
Dividends paid (Note 9)	(41,893)	—	(83,965)	(10,368)
Principal payments on lease arrangements (Note 8)	(693)	(816)	(1,428)	(1,645)
Distributions to non-controlling interests (Note 10)	(7,234)	—	(9,234)	—
Restricted cash movement	388	174	499	2,278
Cash (used) provided by financing activities	(56,515)	251,414	(108,597)	219,093

Investing activities
Expenditures on mining interests:
Fekola Mine	(8,721)	(52,340)	(26,117)	(126,473)
Masbate Mine	(6,778)	(4,529)	(13,342)	(9,290)
Otjikoto Mine	(21,091)	(10,920)	(39,966)	(22,652)
Gramalote Project	(4,002)	(446)	(7,469)	(13,124)
Other exploration and development (Note 14)	(15,253)	(11,883)	(25,424)	(21,247)
Purchase of common shares of associate (Note 6)	(5,945)	—	(5,945)	—
Funding of reclamation accounts	(2,178)	—	(3,499)	—
Non-refundable deposit received on Toega Property (Note 6)	—	9,000	—	9,000
Other	(1,990)	1,109	(3,523)	1,092
Cash used by investing activities	(65,958)	(70,009)	(125,285)	(182,694)

(Decrease) increase in cash and cash equivalents	(130,789)	419,494	(96,344)	490,701

Effect of exchange rate changes on cash and cash equivalents	362	236	(1,200)	(3,628)
Cash and cash equivalents, beginning of period	512,568	207,939	479,685	140,596
Cash and cash equivalents, end of period	$382,141	$627,669	$382,141	$627,669

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2021	As at December 31, 2020
Assets
Current
Cash and cash equivalents	$382,141	$479,685
Accounts receivable, prepaids and other (Note 4)	43,439	21,306
Value-added and other tax receivables	35,593	11,797
Inventories (Note 5)	269,668	238,055
Assets classified as held for sale (Note 6)	11,855	11,855
	742,696	762,698

Value-added tax receivables	38,489	35,383
Mining interests (Note 6 and Note 17 - Schedules)
Owned by subsidiaries and joint operations	2,326,024	2,387,020
Investments in associates	96,268	76,235
Other assets (Note 7)	82,639	76,496
Deferred income taxes	10,135	24,547
	$3,296,251	$3,362,379
Liabilities
Current
Accounts payable and accrued liabilities	$74,934	$89,062
Current income and other taxes payable	45,048	154,709
Current portion of long-term debt (Note 8)	31,632	34,111
Other current liabilities (Note 10)	21,451	8,211
	173,065	286,093

Long-term debt (Note 8)	61,892	75,911
Mine restoration provisions	95,802	104,282
Deferred income taxes	212,555	220,903
Employee benefits obligation	7,184	5,874
Other long-term liabilities	7,183	8,726
	557,681	701,789
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 1,054,090,730 common shares (Dec 31, 2020 – 1,051,138,175)	2,414,988	2,407,734
Contributed surplus	56,286	48,472
Accumulated other comprehensive loss	(139,172)	(138,533)
Retained earnings	330,513	254,343
	2,662,615	2,572,016
Non-controlling interests (Note 10)	75,955	88,574
	2,738,570	2,660,590
	$3,296,251	$3,362,379

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	160,012	12,802	172,814
Dividends (Note 9)	—	—	532	—	(84,595)	—	(84,063)
Unrealised loss on investments	—	—	—	(639)	—	—	(639)
Shares issued on exercise of stock options (Note 9)	1,343	1,834	—	—	—	—	1,834
Shares issued on vesting of RSUs (Note 9)	1,610	4,721	(4,721)	—	—	—	—
Transactions with non-controlling interest (Note 10)	—	—	—	—	753	(25,421)	(24,668)
Share-based payments (Note 9)	—	—	12,702	—	—	—	12,702
Transfer to share capital on exercise of stock options	—	699	(699)	—	—	—	—

Balance at June 30, 2021	1,054,091	$2,414,988	$56,286	$(139,172)	$330,513	$75,955	$2,738,570

	2020
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

Net income for the period	—	—	—	—	196,733	24,236	220,969
Dividends (Note 9)	—	—	—	—	(31,217)	—	(31,217)
Unrealised gain on investments	—	—	—	525	—	—	525
Shares issued on exercise of stock options (Note 9)	11,838	26,829	—	—	—	—	26,829
Shares issued on vesting of RSUs (Note 9)	966	2,677	(2,677)	—	—	—	—
Interest on loan to non-controlling interest (Note 10)	—	—	—	—	1,871	(1,586)	285
Share-based payments (Note 9)	—	—	8,145	—	—	—	8,145
Transfer to share capital on exercise of stock options	—	11,542	(11,542)	—	—	—	—

Balance at June 30, 2020	1,043,204	$2,380,922	$50,611	$(144,546)	$(93,858)	$84,059	$2,277,188

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote Project in Colombia and an 81% interest in the Kiaka Project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 4, 2021.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

COVID-19 estimation uncertainty

A global pandemic related to COVID-19 was declared by the World Health Organization in March 2020. The current and expected impacts on global commerce have been and are anticipated to continue to be far-reaching. To date, globally, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing global uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have.

The areas of judgement and estimation uncertainty for the Company which may be impacted include estimates used to determine recoverable reserves and resources, estimates used to determine the recoverable amounts of long-lived assets, estimates used to determine the recoverable amounts of value-added tax receivables and estimates regarding deferred income taxes and valuation allowances. The impact of COVID-19 on the global economic environment, and the local jurisdictions in which the Company operates, could result in changes to the way the Company runs its mines. These changes could result in revenues or costs being different from the Company's expectations. This impact could be material.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4 Accounts receivable, prepaids and other

	June 30, 2021	December 31, 2020
	$	$

Supplier advances	6,329	5,208
Current portion of derivative instruments	13,420	3,252
Prepaid expenses	12,957	4,903
Other receivables	10,733	7,943
	43,439	21,306

5 Inventories

	June 30, 2021	December 31, 2020
	$	$

Gold and silver bullion	44,339	39,157
In-process inventory	15,087	7,984
Ore stock-pile inventory	79,149	71,115
Materials and supplies	131,093	119,799
	269,668	238,055

Ore stock-pile inventory includes amounts for the Fekola Mine of $57 million (December 31, 2020 - $44 million), for the Otjikoto Mine of $18 million (December 31, 2020 – $25 million), and for the Masbate Mine of $4 million (December 31, 2020 - $2 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	June 30, 2021	December 31, 2020
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,544,355	1,516,134
Accumulated depreciation and depletion	(501,463)	(416,559)
	1,042,892	1,099,575
Masbate Mine, Philippines
Cost	1,057,434	1,046,577
Accumulated depreciation and depletion	(407,354)	(361,438)
	650,080	685,139
Otjikoto Mine, Namibia
Cost	734,785	696,956
Accumulated depreciation and depletion	(395,701)	(371,138)
	339,084	325,818

Exploration and evaluation properties (pre-depletable)
Gramalote, Colombia, net of impairment	103,124	95,435
Kiaka, Burkina Faso	84,203	80,927
Menankoto, Mali	31,692	28,991
Ondundu, Namibia	10,802	10,701
Mocoa Royalty, Colombia	10,230	10,230
Bantako Nord, Mali	10,125	6,191
Finland Properties, Finland	9,792	9,034
Uzbekistan Properties, Uzbekistan	5,712	4,131
Other	3,954	6,688
	269,634	252,328
Corporate & other
Office, furniture and equipment, net	24,334	24,160
	2,326,024	2,387,020
Investments in associates (accounted for using the equity method)
Calibre, Nicaragua	85,582	76,235
BeMetals, Various	10,686	—
	96,268	76,235

	2,422,292	2,463,255

Menankoto

The Company, through its Malian subsidiary Menankoto SARL (“Menankoto”), is currently involved in a dispute with the Malian Government related to renewal of the Menankoto exploration permit (the “Menankoto Permit”) which it had applied for a renewal of in early February 2021. The Company strongly believes that Menankoto is entitled to a one-year renewal of the Menankoto Permit under applicable law. After ongoing discussions with the Malian Government were not ultimately successful in resolving the situation, on June 24, 2021 the Company announced that it had formally commenced arbitration proceedings against the Republic of Mali. The arbitration has been commenced pursuant to the arbitration clause set out in the Menankoto mining convention (the “Convention”) governed by the 2012 Malian Mining Code (“2012 Mining Code”), on the basis that the Republic of Mali breached its obligations under the Convention and under the 2012 Mining Code. Based on the terms of the Convention, the arbitration will be conducted by the International Centre for Settlement of Investment Disputes in Paris, France. In addition to pursuing arbitration under the Convention, the Company may pursue, as required, all other available legal remedies.

As at June 30, 2021, the Company considered the non-renewal of the Menankoto Permit to be an indicator of impairment for its Menankoto Property, which had a carrying value of $32 million. The Company conducted an impairment analysis whereby the carrying value of the Menankoto Permit was compared to an estimate of its recoverable amount which was determined

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

to be its fair value less costs of disposal (“FVLCD”). FVLCD was determined based on the weighted-average probabilities of successful return of the Menankoto Permit through available legal remedies applied to a value of the property based on recent market transactions. The Company’s analysis concluded that the carrying value of the Menankoto exploration property was not impaired at June 30, 2021.

Other - Kronk and BeMetals

On April 26, 2021, the Company closed the sale of the outstanding common shares of the Company's subsidiary Kronk Resources Inc. ("Kronk") to BeMetals Corp. ("BeMetals"). In exchange for its interest in Kronk, the Company received 16 million shares of BeMetals valued at $5 million. The gain on the sale of $1 million has been recorded in Other Operating Income in the Condensed Interim Consolidated Statement of Operations for the period. In connection with the transaction, the Company also purchased 17 million shares of BeMetals valued at Cdn. $0.44 per share for a total of $6 million by way of a non-brokered private placement.

Upon closing of the transactions, the Company held approximately 19% of the outstanding shares of BeMetals. As a result, the Company determined that, effective April 26, 2021, it has significant influence over the decision-making process of BeMetals as a result of its share ownership and having executives of the Company sit on BeMetals' Board of Directors. Therefore, the Company is using the equity basis of accounting to account for this investment and has included its investment in BeMetals in Mining Interests. The Company adjusts BeMetals financial results, where appropriate, to give effect to uniform accounting policies.

Toega

On April 28, 2020, the Company and its 10% partner GAMS-Mining F&I Ltd ("GAMS") entered into a definitive agreement with West African Resources Limited ("West African") for the sale of the Toega property located in Burkina Faso. As a result of the transaction, the Company's $9 million share of the non-refundable cash payment was credited to the carrying value of the mineral property and the remaining value of the Toega property of $12 million has been classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at June 30, 2021 and December 31, 2020.

7 Other assets

	June 30, 2021	December 31, 2020
	$	$

Low-grade stockpile	31,593	28,322
Reclamation deposits	22,228	19,099
Debt service reserve accounts (Note 8)	9,065	9,805
Long-term investments	8,715	9,354
Deferred financing costs	4,330	5,449
Derivative instruments at fair value	4,328	1,348
Other	2,380	3,119
	82,639	76,496

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8 Long-term debt

	June 30, 2021	December 31, 2020
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	56,622	71,261
Masbate equipment loan facility (net of unamortized transaction costs)	5,559	7,254
Lease liabilities	31,343	31,507
	93,524	110,022

Less: current portion	(31,632)	(34,111)
	61,892	75,911

The changes in debt balances during the six months ended June 30, 2021 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2020	78,515	31,507	110,022
Lease liabilities incurred	—	133	133
Debt repayments	(14,570)	(1,428)	(15,998)
Foreign exchange (gains) losses	(2,114)	551	(1,563)
Non-cash interest and financing expense	350	580	930
Balance at June 30, 2021	62,181	31,343	93,524

Less current portion	(26,931)	(4,701)	(31,632)
	35,250	26,642	61,892

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of May 9, 2023. As at June 30, 2021, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2021, the Company was in compliance with these debt covenants.

Fekola equipment loan facilities

For the first Fekola equipment facility, the Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2021, the balance in the DSRA was Euro 8 million ($9 million equivalent). There is no requirement to maintain a DSRA for the second Fekola equipment facility.

9 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2021, the Company had 1,054,090,730 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

On March 16, 2021, the Company paid a dividend of $0.04 per share totaling $42 million. On June 30, 2021, the Company paid a second dividend of $0.04 per share totaling $42 million. On March 23, 2020, the Company paid a dividend of $0.01 per share totaling $10 million.

During the six months ended June 30, 2021, approximately 19 million stock options were granted to employees with exercise prices ranging from Cdn. $5.35 to Cdn. $6.30 per share. These stock options have a term of up to five years and vest over a period of up to five years. The estimated fair value when granted of these options totalling $23 million is being

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 0.6%, an expected life of approximately 3 years, an expected volatility of approximately 50% and a dividend yield rate of approximately 4%.

For the three and six months ended June 30, 2021, share-based payments expense relating to the vesting of stock options, was $6 million and $7 million, respectively, (2020 - $2 million and $4 million, respectively). For the three and six months ended June 30, 2021, the Company issued 0.8 million and 1.3 million shares, respectively, for proceeds of $1 million and $2 million, respectively, upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $6.36. As at June 30, 2021, 35 million stock options were outstanding.

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2020	16,853	3.56
Granted	19,377	5.45
Exercised	(1,343)	1.70
Forfeited or expired	(189)	3.13
Outstanding at June 30, 2021	34,698	4.69

For the three and six months ended June 30, 2021, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $2 million and $3 million, respectively (2020 - $1 million and $3 million, respectively). During the quarter ended June 30, 2021, the Company issued 2 million shares on the vesting of RSUs.

During the quarter ended June 30, 2021, the Company granted 1 million RSUs to employees of the Company. One-third of the RSUs vest one year from the grant date, another third vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

As at June 30, 2021, 4 million RSUs were outstanding.

For the three and six months ended June 30, 2021, share-based payments expense relating to the vesting of performance share units ("PSUs") was $1 million and $2 million, respectively (2020 - $1 million and $1 million, respectively).

During the quarter ended June 30, 2021, the Company granted 1 million PSUs to employees of the Company. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2021 to December 31, 2023. The estimated fair value when granted of $7 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 99% for the group, a Canadian risk-free annual interest rate of 0.81%, and a United States risk-free annual interest rate of 0.35%.

As at June 30, 2021, 3 million PSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020

Net income and diluted net income (attributable to shareholders of the Company)	68,457	124,446	$160,012	196,733

Basic weighted average number of common shares outstanding (in thousands)	1,053,054	1,040,661	1,052,303	1,037,847

Effect of dilutive securities:
Stock options	7,653	12,348	8,032	10,759
Restricted share units	1,892	2,553	1,906	2,264
Performance share units	1,301	2,826	1,301	2,826
Diluted weighted average number of common shares outstanding (in thousands)	1,063,900	1,058,388	1,063,542	1,053,696

Earnings per share (attributable to shareholders of the Company)
Basic	$0.07	$0.12	$0.15	$0.19
Diluted	$0.06	$0.12	$0.15	$0.19

10 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2020	51,992	16,302	20,727	(447)	88,574
Share of net income	11,272	110	1,348	72	12,802
Distributions to non-controlling interest	(22,011)	—	(2,000)	—	(24,011)
Purchase of non-controlling interest	—	—	—	1,099	1,099
Non-controlling interest associated with mineral properties sold (Note 6)	—	—	—	(736)	(736)
Interest on loan to non-controlling interest	(1,578)	—	—	—	(1,578)
Other	—	—	(195)	—	(195)
Balance at June 30, 2021	39,675	16,412	19,880	(12)	75,955

At June 30, 2021, there was $20 million included in Other Current Liabilities on the Condensed Interim Consolidated Balance Sheet for ordinary dividend distributions due to a non-controlling interest.

11 Derivative financial instruments

Fuel derivatives

During the six months ended June 30, 2021, the Company entered into additional forward contracts for the purchase of 26,895,000 litres of fuel oil and 12,449,000 litres of gas oil with settlements scheduled between February 2022 and July 2023. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2021:

	2021	2022	2023	Total
Forward – fuel oil:
Litres (thousands)	23,423	43,882	15,265	82,570
Average strike price	$0.26	$0.30	$0.34	$0.30

Forward – gas oil:
Litres (thousands)	23,368	33,780	8,657	65,805
Average strike price	$0.32	$0.36	$0.41	$0.35

Collars - fuel oil:
Litres (thousand)	4,038	—	—	4,038
Average ceiling price	$0.26	$—	$—	$0.26
Average floor price	$0.39	$—	$—	$0.39

Collars - gas oil:
Litres (thousand)	2,682	—	—	2,682
Average ceiling price	$0.40	$—	$—	$0.40
Average floor price	$0.57	$—	$—	$0.57

The unrealized fair value of these contracts at June 30, 2021 was $18 million.

Interest rate swaps

On January 24, 2019, the Company entered into a series of interest swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2021 was $(1) million.

12 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at June 30, 2021, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2021		As at December 31, 2020
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	8,715	—	9,354	—
Fuel derivative contracts (Note 11)	—	17,747	—	4,600
Interest rate swaps (Note 11)	—	(664)	—	(2,059)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The fair value of the Company's fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

13 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$

Income from operations before taxes	115,483	210,908	270,474	370,795
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	31,180	56,945	73,028	100,115

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	3,843	11,789	9,947	19,612
Change in income tax rates	—	—	(20,144)	—
Future withholding tax	(7,431)	—	7,400	—
Non-deductible expenditures	6,574	8,526	12,685	16,285
Use of losses and temporary differences not previously recognised	(1,592)	—	(4,422)	—
Losses for which no tax benefit has been recorded	6	2,470	151	8,122
Benefit of optional tax deductions	(4,594)	(3,343)	(9,101)	(6,283)
Withholding tax	18,175	1,183	18,877	2,841
Change due to foreign exchange	(5,036)	(6,131)	9,162	8,848
Non-taxable portion of gains	(578)	508	(1,262)	(356)
Change in accruals for tax audits	—	1,000	—	1,000
Amounts under (over) provided in prior years	954	—	1,339	(358)
Income tax expense	41,501	72,947	97,660	149,826

Current income tax, withholding and other taxes	50,470	82,229	91,596	145,699
Deferred income tax (recovery) expense	(8,969)	(9,282)	6,064	4,127
Income tax expense	41,501	72,947	97,660	149,826

Included in current income tax expense for the three and six months ended June 30, 2021 is $5 million and $13 million, respectively (2020 - $13 million and $23 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$

Depreciation and depletion	77,809	75,582	144,536	146,194
Interest and financing expense	1,533	4,304	3,006	8,028
Share-based payments (Note 9)	8,673	7,440	9,839	11,087
Unrealized (gain) loss on derivative instruments	(7,293)	(6,840)	(14,544)	4,008
Deferred income tax (recovery) expense (Note 13)	(8,969)	(9,282)	6,064	4,127
Share of net (income) loss of associate	(4,281)	3,765	(9,347)	(2,635)
Other	375	(78)	3,492	8,611
	67,847	74,891	143,046	179,420

Changes in non-cash working capital:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$

Accounts receivable and prepaids	(6,217)	470	(10,034)	1,332
Value-added and other tax receivables	(22,050)	(1,146)	(37,984)	(682)
Inventories	(8,195)	(7,640)	(20,014)	(16,327)
Accounts payable and accrued liabilities	(6,942)	(3,269)	(11,320)	(6,535)
Current income and other taxes payable	(102,708)	40,143	(91,626)	82,513
	(146,112)	28,558	(170,978)	60,301

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$

Fekola Mine, exploration	(4,140)	(4,171)	(7,227)	(5,041)
Masbate Mine, exploration	(1,339)	(2,011)	(2,425)	(3,628)
Otjikoto Mine, exploration	(1,113)	(651)	(1,589)	(1,023)
Menankoto, exploration	(1,748)	(1,833)	(2,964)	(3,163)
Bantako Nord, exploration	(2,119)	(640)	(3,634)	(2,164)
Kiaka Project, exploration	(1,574)	(860)	(3,051)	(1,355)
Ondundu Project, exploration	(41)	(160)	(100)	(343)
Finland Properties, exploration	(584)	(424)	(758)	(798)
Uzbekistan Properties, exploration	(804)	(390)	(1,468)	(1,035)
Other	(1,791)	(743)	(2,208)	(2,697)
	(15,253)	(11,883)	(25,424)	(21,247)
Non-cash investing and financing activities:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
	$	$	$	$

Interest on loan to non-controlling interest	933	938	1,857	1,871
Share-based payments, capitalized to mineral property interests	1,151	161	1,176	319
Change in current liabilities relating to mineral property expenditures	(1,170)	(1,797)	(2,378)	(717)
Foreign exchange (loss) gain on Fekola equipment loan facilities	(669)	(792)	2,115	72
Change in accrued distributions to non-controlling interests	14,777	—	14,777	—
Share consideration received on sale of Kronk	4,741	—	4,741	—

For the three and six months ended June 30, 2021, the Company paid $175 million and $197 million, respectively, of current income tax, withholding and other taxes in cash (2020 - $43 million and $57 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Segmented information

The Company’s reportable operating segments for 2021 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project, Calibre and BeMetals. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	208,256	109,377	45,357	—	—	362,990
Production costs	69,737	40,348	22,208	—	—	132,293
Depreciation & depletion	41,878	24,379	11,552	18	558	78,385
Net income (loss)	44,105	23,624	5,685	3,624	(3,056)	73,982
Capital expenditures	12,861	8,117	22,204	12,663	1,695	57,540
Total assets	1,310,771	821,435	465,365	396,183	302,497	3,296,251

	For the three months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	285,780	75,580	80,579	—	—	441,939
Production costs	45,220	32,201	19,566	—	—	96,987
Depreciation & depletion	41,474	12,619	21,489	—	207	75,789
Net income (loss)	115,144	19,458	19,332	(3,458)	(12,515)	137,961
Capital expenditures	56,511	6,540	11,571	6,020	21	80,663
Total assets	1,431,586	668,845	436,545	321,819	387,508	3,246,303

	For the For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	423,996	207,832	93,464	—	—	725,292
Production costs	127,348	72,333	44,244	—	—	243,925
Depreciation & depletion	77,903	44,594	22,039	32	1,105	145,673
Net income (loss)	88,726	67,963	12,402	8,251	(4,528)	172,814
Capital expenditures	33,344	15,767	41,555	21,652	3,210	115,528
Total assets	1,310,771	821,435	465,365	396,183	302,497	3,296,251

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the For the six months ended June 30, 2020
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	525,406	149,994	146,837	—	—	822,237
Production costs	88,321	63,211	37,011	—	—	188,543
Depreciation & depletion	80,689	25,177	40,328	—	461	146,655
Net income (loss)	200,553	38,674	20,434	2,217	(40,909)	220,969
Capital expenditures	131,514	12,918	23,675	25,203	61	193,371
Total assets	1,431,586	668,845	436,545	321,819	387,508	3,246,303
The Company’s mining interests are located in the following geographical locations:

	June 30, 2021	December 31, 2020
	$	$
Mining interests
Mali	1,084,919	1,134,868
Philippines	650,080	685,139
Namibia	350,236	336,897
Colombia	113,354	105,665
Burkina Faso	84,697	81,382
Nicaragua	85,582	76,235
Canada	24,334	24,160
Finland	9,792	9,034
Other	19,298	9,875
	2,422,292	2,463,255

16 Commitments

As at June 30, 2021, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $10 million related mobile equipment, $7 million for major overhauls, $1 million related to the solar plant and $1 million for other capital projects, all of which is expected to be incurred in 2021.
•For payments at the Masbate Mine of $1 million related to major overhauls, $1 million related to tailings facility upgrades and $1 million for access to new areas in the mine plan, all of which is expected to be incurred in 2021.
•For payments of $48 million for the Wolfshag underground project at the Otjikoto Mine, of which $11 million is expected to be incurred in 2021, $34 million in 2022 and $3 million in 2023. In addition, payments of $11 million for the Nampower grid connection of which $6 million is expected to be incurred in 2021 and $5 million in 2022.
•For payments at the Gramalote Project of $9 million for the Company's share of development costs, $8 million of which is expected to be incurred in 2021 and $1 million which is expected to be incurred in 2022.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the six months ended June 30, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions	Disposals	Reclass / Mine restoration movements	Balance at Jun. 30, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals	Balance at Jun. 30, 2021	Balance at Jun. 30, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,516,134	32,992	(2,129)	(2,642)	1,544,355	(416,559)	(84,935)	31	(501,463)	1,042,892	1,099,575
Masbate	1,046,577	15,313	—	(4,456)	1,057,434	(361,438)	(45,916)	—	(407,354)	650,080	685,139
Otjikoto	696,956	40,583	(730)	(2,024)	734,785	(371,138)	(25,284)	721	(395,701)	339,084	325,818
	3,259,667	88,888	(2,859)	(9,122)	3,336,574	(1,149,135)	(156,135)	752	(1,304,518)	2,032,056	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote	95,435	7,689	—	—	103,124	—	—	—	—	103,124	95,435
Kiaka	80,927	3,276	—	—	84,203	—	—	—	—	84,203	80,927
Menankoto	28,991	2,701	—	—	31,692	—	—	—	—	31,692	28,991
Ondundu	10,701	101	—	—	10,802	—	—	—	—	10,802	10,701
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Bantako Nord	6,191	3,934	—	—	10,125	—	—	—	—	10,125	6,191
Finland	9,034	758	—	—	9,792	—	—	—	—	9,792	9,034
Uzbekistan	4,131	1,581	—	—	5,712	—	—	—	—	5,712	4,131
Other	6,688	2,007	(4,741)	—	3,954	—	—	—	—	3,954	6,688
	252,328	22,047	(4,741)	—	269,634	—	—	—	—	269,634	252,328

Corporate
Office, furniture & equipment	28,394	1,279	(1,506)	—	28,167	(4,234)	(1,105)	1,506	(3,833)	24,334	24,160

	3,540,389	112,214	(9,106)	(9,122)	3,634,375	(1,153,369)	(157,240)	2,258	(1,308,351)	2,326,024	2,387,020

Investments in associates (accounted for using the equity method)
Calibre	76,235	9,347	—	—	85,582	—	—	—	—	85,582	76,235
BeMetals	—	10,686	—	—	10,686	—	—	—	—	10,686	—
	76,235	20,033	—	—	96,268	—	—	—	—	96,268	76,235

	3,616,624	132,247	(9,106)	(9,122)	3,730,643	(1,153,369)	(157,240)	2,258	(1,308,351)	2,422,292	2,463,255

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2020
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2019	Additions	Disposals / write-offs	Reclass / impairment reversal / Mine restoration movements	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2020	Balance at Dec. 31, 2020	Balance at Dec. 31, 2019
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,322,865	192,924	(7,271)	7,616	1,516,134	(258,580)	(164,898)	6,919	(416,559)	1,099,575	1,064,285
Masbate	815,418	42,559	(629)	189,229	1,046,577	(295,616)	(66,347)	525	(361,438)	685,139	519,802
Otjikoto	638,664	73,605	(20,016)	4,703	696,956	(323,152)	(67,304)	19,318	(371,138)	325,818	315,512
	2,776,947	309,088	(27,916)	201,548	3,259,667	(877,348)	(298,549)	26,762	(1,149,135)	2,110,532	1,899,599

Exploration & evaluation properties (pre-depletable)
Gramalote	—	7,903	—	87,532	95,435	—	—	—	—	95,435	—
Kiaka	76,807	4,120	—	—	80,927	—	—	—	—	80,927	76,807
Menankoto	25,450	3,541	—	—	28,991	—	—	—	—	28,991	25,450
Ondundu	9,778	923	—	—	10,701	—	—	—	—	10,701	9,778
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Finland	6,697	2,337	—	—	9,034	—	—	—	—	9,034	6,697
Bantako Nord	1,689	4,502	—	—	6,191	—	—	—	—	6,191	1,689
Uzbekistan	2,164	1,967	—	—	4,131	—	—	—	—	4,131	2,164
Other	12,157	5,884	(11,353)	—	6,688	—	—	—	—	6,688	12,157
	144,972	31,177	(11,353)	87,532	252,328	—	—	—	—	252,328	144,972

Corporate
Office, furniture & equipment	4,971	23,423	—	—	28,394	(2,811)	(1,423)	—	(4,234)	24,160	2,160

	2,926,890	363,688	(39,269)	289,080	3,540,389	(880,159)	(299,972)	26,762	(1,153,369)	2,387,020	2,046,731

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	77,265	13,124	—	(90,389)	—	—	—	—	—	—	77,265
Calibre	53,471	22,764	—	—	76,235	—	—	—	—	76,235	53,471
	130,736	35,888	—	(90,389)	76,235	—	—	—	—	76,235	130,736

	3,057,626	399,576	(39,269)	198,691	3,616,624	(880,159)	(299,972)	26,762	(1,153,369)	2,463,255	2,177,467